FOR IMMEDIATE RELEASE

                                                                   June 28, 2005
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and COO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500


            Advantest Issues Stock Option (Stock Acquisition Rights)

Tokyo -June 28, 2005 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to issue stock options in the form of stock acquisition rights pursuant to Article 280 Paragraphs 20 and 21 of the Commercial Code and a shareholders resolution at the 63rd annual general meeting of shareholders under the terms set forth below.


1.   Date of issuance                                 July 4, 2005

2.   Number of stock acquisition rights issued        7,590

3.   Issuance price                                   No consideration shall be paid.

4.   Class and total number of shares underlying      759,000 shares of common stock of Advantest
     the stock acquisition rights                     Corporation (each stock acquisition right
                                                      shall be exercisable for 100 shares)

5.   Total subscription price to be paid upon         To be determined as of July 4, 2005
     exercise of each stock acquisition right

6.   The total value of all shares (newly issued      To be determined as of July 4, 2005
     shares or treasury shares) issued or delivered
     upon the exercise of stock acquisition rights

7.   Exercise period of the stock acquisition         Between April 1, 2006 and March 31, 2010
     rights

8.   The amount of the issuance price of the          The issuance price per share determined as of
     newly issued shares issued pursuant to the       July 4, 2005 multiplied by 0.5; any fraction of
     exercise of stock acquisition rights that will   Yen shall be rounded up
     be incorporated into capital

9.  The number of employees receiving stock           Directors, corporate auditors, executive officers
    acquisition rights                                and employees of the Company and its domestic
                                                      and overseas subsidiaries, totaling 208

For Reference


(1)  The date of the meeting of the Board of            May 25, 2005
     Directors setting the date for the annual general meeting of shareholders

(2)  Date of the resolution made pursuant to the        June 28, 2005
     annual general meeting of shareholders



                                       2